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                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
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                                                / Expires: December 31, 2001   /
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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

       Liewald                                        Robert
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                              1075 First Avenue
--------------------------------------------------------------------------------
                                   (Street)

                            King of Prussia, PA 194061
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  Global Sports, Inc. (GSPT)
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)


4.  Statement for Month/Year      November, 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    ___ Director     X                      ___ 10% Owner    ___ Other
                    --- Officer                                  (specify below)
                        (give title below)

    Executive Vice President, Merchandising
    ---------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
     ---
     ___ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.14.01   S             1500           D        $ 15.77                           D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.15.01   S             1000           D        $ 15.59                           D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.15.01   S             1500           D        $ 15.55                           D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.15.01   S             1000           D        $ 15.53                           D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.26.01   S             1700           D        $ 16.45                           D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.26.01   S             300            D        $ 16.43                           D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.26.01   S             1000           D        $ 16.96                           D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.26.01   S             300            D        $ 17.00                           D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.26.01   S             1200           D        $ 16.90                           D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.26.01   S             2000           D        $ 17.50                           D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.26.01   S             2100           D        $ 17.58                           D
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           11.26.01   S             1000           D        $ 17.62        47,914(1)          D
------------------------------------------------------------------------------------------------------------------------------------

(1)   Includes 5,714 shares acquired under the Company's stock purchase plan.

Reminder: Report on a separate line for each class of                     (Over)
securities beneficially owned directly or indirectly.

* If this form is filed by more than one reporting person,       SEC 1474 (7-96)
see Instruction 4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Right to Purchase                    $5.563             01.03.01            M         V               75,000
-----------------------------------------------------------------------------------------------------------------------------
Right to Purchase                    $9.00              07.19.01            M         V               75,000
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
  6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
     cisable and       Underlying Securities        of          of Deriv-        ship          ture
     Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
     Date                                           ative       Secur-           of De-        direct
     (Month/Day/                                    Secur-      ities            rivative      Bene-
     Year)                                          ity         Bene-            Security      ficial
                                                    (Instr.     ficially         Direct        Owner-
   --------------------------------------------     5)          Owned            (D) or        ship
   Date     Expira-                Amount or                    at End           Indirect      (Instr.
   Exer-    tion         Title     Number of                    of               (I)           4)
   cisable  Date                   Shares                       Month            (Instr. 4)
                                                                (Instr. 4)
--------------------------------------------------------------------------------------------------------
   (1)      01.03.11  Common Stock   75,000                        75,000           D
--------------------------------------------------------------------------------------------------------
   (2)      07.19.11  Common Stock   75,000                        75,000           D
--------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

     (1) Equity Incentive Plan option, granted on January 3, 2001, becomes exercisable as follows: 37,500 on January 4, 2001 and 12,500 on each of January 4, 2002, January 4, 2003 and January 4, 2004.
     (2) Equity Incentive Plan option, granted on July 19, 2001, becomes exercisable as follows: 36,250 on July 20, 2001 and 38,750 on February 20, 2004.

The filing of this Statement shall not be construed as an admission (a) that the person filing this Statement is, for the purposes of Section 16 of the Securities Exchange Act of 1934 (as amended), the beneficial owner of any equity securities covered by this Statement, or (b) that this Statement is legally required to be filed by such person.

                   /s/ Robert Liewald                     December 3, 2001
            -------------------------------            ---------------------
            **Signature of Reporting Person                     Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                 SEC 1474 (7-96)